Exhibit 3
                                    ---------

                                    AGREEMENT

Intending to be bound, the Parties do hereby enter into this Agreement ("Agreement") between Carso Global Telecom, S.A. de C.V., a Mexican corporation ("Carso Telecom"), and SBC International, Inc. ("SBCI"), a Delaware corporation (collectively, the "Parties").

                                 R E C I T A L S

A. Since December 20, 1990, the Parties have participated in a trust (the "Trust") through which they originally held Telefonos de Mexico, S.A. de C.V.'s ("Telmex") capital stock in the form of "AA" Shares (the "AA Shares"). Through the Trust, a combination of Mexican investors, including Carso Telecom, have beneficially owned 51% of the AA Shares, and SBCI had beneficially owned 24.5% of the "AA" Shares.

B. On November 14, 1990, the Parties entered into an agreement, as amended from time to time (the "Original Joint Venture Agreement") to govern their relationship as participants in the Trust and to ensure voting control of Telmex.

C. On April 27, 2000, the Parties entered into a Conversion and Termination Agreement with France Telecom Financiere Internationale, to permit the conversion of its Converted AA Shares (as therein defined), terminate the Original Joint Venture Agreement and the Trust vis a vis France Telecom Financiere Internationale, and to govern certain rights in connection with such transaction.

D. The Parties now desire to terminate the Original Joint Venture Agreement, as amended, and the Trust and to create a new joint venture agreement (the "New Joint Venture Agreement") to govern the Parties' relationship within Telmex and to amend the Telmex By-laws pursuant to this Agreement.

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, and of the mutual benefit to be derived herefrom, the Parties hereto agree as follows

1.        Management of Telmex.

          A. The responsibility for the management of Telmex shall reside with the Telmex Board of Directors (the "Board" or "Board of Directors"). However, the Board will seek input on various matters from committees the Board may establish, pursuant to the By-laws, from time to time, as well as from the Executive Committee.

          B. The Director General of Telmex shall be responsible for the day-to-day administration of the business of Telmex and shall be accountable to the Telmex Board of Directors.

2.        Board Composition; Committees.

          A. The Board of Directors of Telmex will continue to exist in accordance with the By-laws of Telmex as amended.

          B. Carso Telecom shall nominate candidates to assume thirteen (13) positions on the Board of Directors. SBCI shall nominate candidates to assume four (4) positions on the Board of Directors. The Parties anticipate that the Board of Directors shall be subsequently reduced to thirteen (13) members, whereby at such time SBCI shall be entitled to nominate candidates to assume two
(2) positions on the Board of Directors. Each of the Parties agrees to vote its "AA" Shares in favor of the other Parties' candidates.

          C. In the event the "AA" shareholders are unable for any other reason to elect seventeen (17) members of the Board, then the allocation of Board members among the Parties shall change accordingly but shall maintain, so far as possible, the same proportions as outlined in paragraph B above.

          D. The Board will act by majority vote.

          E. Executive Committee. The executive committee of the Board of Directors (the "Executive Committee") will continue to exist in accordance with and be empowered by the By-laws of Telmex as amended and provided herein. The Executive Committee will be the principal consultative body of the Board and will be the body through which all major strategic, operational, financial and investment decisions are reviewed and recommended to the Board. The Executive Committee shall meet whenever necessary but at least prior to each Board of Directors meeting, unless otherwise agreed by the Parties. The matters for Executive Committee review and discussion shall be those items set forth in Attachment A.

          At least five (5) business days written notice (by facsimile and courier) shall be given to each of the Executive Committee members of any meeting of the Executive Committee, provided always that a shorter period of notice or no notice may be given if approved by all Executive Committee members. Any such notice shall contain, inter alia, an agenda identifying in reasonable detail all of the matters to be discussed at the meeting and shall be accompanied by copies of any relevant papers to be discussed at the meeting. The Executive Committee shall have all of the power to operate and manage Telmex except for those powers the Board expressly reserves to itself. The Executive Committee shall make recommendations on all matters on which the By-laws call for Executive Committee review. Each Party agrees that it will cause its Executive Committee members to use their best efforts to achieve a common position on matters presented to the Executive Committee. Should the Parties be unable to reach a common position or it is anticipated by either Party that a common position may not be reached at an Executive Committee Meeting on any matter properly noticed pursuant to this paragraph E, they shall arrange a conference between the Chief Executive Officers of Carso Telecom, and SBCI or their respective executive designees. If the matter is not resolved by the Two Chief Executive Officers / Director Generals before the next regular scheduled Board meeting where such matter will be discussed, the matter shall be resolved by majority decision by the Executive Committee. If an agenda item for an Executive Committee Meeting was not properly noticed pursuant to this paragraph E and the Parties are not able to reach a common position on such agenda item prior to the next regular scheduled Board meeting a decision on the matter shall be postponed until the next regular scheduled Executive Committee Meeting or until a common position is reached or until notice is cured pursuant to this paragraph E, whichever comes first.

          Notwithstanding the above, if it is determined by Carso Telecom in good faith that a matter subject to Executive Committee review cannot wait until the next regularly scheduled Executive Committee Meeting for its review and consideration, because time is of the essence, such specific matter shall be discussed with SBCI prior to any action being taken by the Company regarding the matter and each Party's decision shall be reflected in the minutes of the next regularly scheduled Executive Committee Meeting.

          F. The Board shall not consider or vote on the Executive Committee Matters without a recommendation from the Executive Committee except for any case in which the Executive Committee did not achieve a common position regarding an agenda item pursuant to paragraph E above.

          G. The Executive Committee will consist of four (4) members, three (3) of whom will be appointed by Carso Telecom, and one (1) of whom will be appointed by SBCI.

3.        Compensation for Services.

          The Parties shall work with and assist the Telmex management to enhance the long-term prosperity of Telmex. The Parties will provide for a contract between each of them and Telmex which the Parties will be compensated on a commercially reasonable basis for services rendered to Telmex. The Parties agree to cause Telmex to execute the attached Management Services Agreements
(MSA) (Attachment B) under which for five (5) years SBC International - Management Services, Inc. (SBCI-MSI) will provide management services to Telmex. The Party's shall subsequently attach to this Agreement as Attachment C a MSA for which Carso Telecom shall be compensated for the services it provides to Telmex. SBCI-MSI and Carso Telecom will be compensated at least $10 million U.S. Dollars per annum each for the services provided by SBCI-MSI expatriates and Carso Telecom for the initial 2-year term of the MSA's.

4.        Transfers of Shares.

          A. Subject to applicable laws and pursuant to the right of first offer set forth below the Parties shall have the right to freely transfer their "AA" Shares. Furthermore nothing shall restrict the ability of a shareholder to: (i) convert any or all of its "AA" Shares to "L" shares in accordance with the By-laws and to transfer or sell the "L" shares and provided further that the Parties shall, subject to any limits as to percentages provided for by the by-laws, insure sufficient "L" Shares are available to allow any Party to convert "AA" Shares to "L" Shares upon request of the Party seeking to convert; or (ii) the ability of a Shareholder to create or permit to exist any pledge, lien, or other encumbrance over any AA Shares held by that Shareholder (a "Lien"), or to agree, conditionally or otherwise, to do any of the foregoing (and for the purposes of this article "dispose" shall be deemed to exclude all or any of the above), provided further that, to be valid any such Lien should provide that, in case of any disposition of the AA Shares, the right of first offer to the other Shareholder is fully complied with.

          B. Notwithstanding the right of first offer provision set forth below, a Shareholder may transfer any of its "AA" Shares to:

          (i)  any other Shareholder or

         (ii) an Affiliate of the transferring Shareholder who agrees in writing to be bound by the provisions of this Agreement. Affiliate as used in this Agreement shall mean, as to any person, any other person that controls, is controlled by or is under common control with such person. For purposes of this definition the term "control" of a person shall mean the possession, direct or indirect, of the power to vote 51% or more of the voting stock of such person or the direct or cause the direction of the management and policies of such person or to direct or cause the direction of the management and policies of such person, whether through the ownership of such voting stock, by contract or otherwise.

          C. Save for transfers permitted under paragraphs A and B if a Shareholder desires to sell or otherwise dispose of any of its "AA" Shares ("Seller"), the Seller shall give notice to the other Shareholder in writing ("Transfer Notice") of such desire together with details of the purchase price and other material terms requested by the Seller. A Transfer Notice shall, except as hereinafter provided, be irrevocable.

          D. On receipt of the Transfer Notice, the other Shareholder ("Continuing Shareholder") shall have the right to purchase, in aggregate, all (but not some only) of the Seller's "AA" Shares being sold at the purchase price specified in the Transfer Notice. If SBCI is prohibited by Mexican Law from purchasing all of the Seller's "AA" Shares SBCI shall have the right to purchase Seller's "AA" Shares through a third party, trust or other entity legally allowed to hold "AA" Shares.

          E. The Transfer Notice will invite the Continuing Shareholder to give written notice ("Acceptance Notice") to the Seller within thirty (30) days (for the purposes of this Agreement the term "days" shall mean calendar days) of receipt of the transfer notice ("Acceptance Period") whether it is willing to purchase all of the Seller's "AA" Shares. For the avoidance of doubt, the Acceptance Notices from the Continuing Shareholder must account for the purchase and sale of all of the Seller's "AA" Shares being sold.

          F. The Continuing Shareholder shall become bound (subject only to any necessary approvals of its shareholders in general meeting and/or of its Board or of any competent regulatory authorities, including anti-trust commissions or entities in any required jurisdiction) to purchase the Seller's Shares on giving the Acceptance Notice. In such event, completion of the sale and purchase of the Seller's Shares shall take place within sixty (60) days after the latter of the giving of such notice or, after the obtaining of necessary approvals of any competent governmental, regulatory or other authorities (including, without limitation, the approval of any governmental, regulatory or other authorities which have jurisdiction over any tangible or intangible asset in which Telmex may at the relevant time be directly or indirectly interested). Notwithstanding the foregoing, such notice and right of the Continuing Shareholders to acquire the Seller's Shares shall cease to have effect if:

           (i) any necessary approval of the Continuing Shareholder's shareholders in general meeting and/or its appropriate board has not been obtained within the said period of sixty (60) days or

          (ii) any necessary approval of any competent governmental, regulatory or other authority has or have not been obtained within one hundred and eight (180) days after the giving of such notice or

         (iii) if earlier than the expiry of such latter period, any such authority has conclusively refused to grant any such approval and no appeal or other request for review is timely filed and remains pending.

          G. If:

           (i) at the expiration of the Acceptance Period the aggregate number of Seller's Shares to be purchased by the Continuing Shareholders is less than the total number of Shares Seller desires to sell; or

          (ii) the deadlines set forth in paragraph F have not been satisfied,

         the Seller shall be entitled to transfer all of the "AA" Shares of the Seller specified in the Transfer Notice on a bona fide arm's length sale to a third party purchaser at a price being not less than the purchase price specified in the Transfer Notice, provided that such transfer shall have been completed within a period of one hundred and eighty (180) days after the latter of:

          (i)  the date of the Transfer Notice; or

         (ii) the date the Continuing Shareholder's right to acquire the Seller's Shares shall have ceased to have effect pursuant to subparagraph B, the date on which such notice ceased to have effect;

and further provided that:

        (iii) third party purchaser shall have agreed in advance in writing to sign and be governed by a shareholder agreement with provisions in compliance with this Agreement; and

         (iv) all necessary approvals of governmental or applicable authority shall have been obtained.

The Continuing Shareholder shall be permitted to confirm that the bona fide offer from the third party purchaser is firm and subject only to conditions that could reasonably be expected to be satisfied, by (i) review of the documents involved in such bona fide offer and (ii) requiring that the proposed transferee submit evidence reasonably satisfactory to the Continuing Shareholder of financing for such purchase.

         H. Should Carso Telecom transfer its Telmex "AA" shares to a third party so that Carso Telecom no longer directly or indirectly owns the majority of the "AA" shares, SBCI shall have a tag along right which will permit SBCI, in its discretion, to sell to the third party buyer and requires the third party purchaser to acquire the same portion of its "AA" Shares as Carso Telecom is selling under the same terms and conditions (the "Tag-Along Shares"). SBCI shall exercise its rights under this paragraph H by indicating in writing to Carso Telecom that SBCI intends to include the Tag-Along Shares in the Seller contemplated transfer.

         I. Should Carso Telecom transfer its Telmex "AA" shares to a third party so that Carso Telecom no longer directly or indirectly owns a majority of the "AA" shares, Carso Telecom shall have a drag along right which will permit Carso Telecom, in its discretion, to require SBCI to sell the same portion of its "AA" shares as Carso Telecom is selling to the third party under the same terms and conditions (the "Drag-Along Shares"). Carso Telecom shall exercise its rights under this paragraph I by indicating in writing to SBCI that Carso Telecom intends to include the Drag-Along Shares in its contemplated transfer.

5.       Confidentiality and Publicity.

         Subject to obligations to make this Agreement known under any stock exchange rules or other legal requirements, so long as this Agreement is in effect and for a period of five years after termination for any cause, each Party agrees, after receipt of any specific information, to maintain in confidence such information and to use solely for the purpose of the transactions contemplated herein, all documents or information of any kind pertaining to Telmex or the Parties, which may have been created or communicated in a confidential manner by the other Parties, by Telmex, or by the Mexican Government. Each Party will cause its consultants, agents and employees to comply with the obligations it has assumed hereunder.

         The Parties agree that they will not make any public announcements or other disclosure of this Agreement, its purpose or contents, or of any activities conducted pursuant hereto, without prior mutual consultation and consent, except as may be required by law.

6.        Certain Immediate Actions.

          The Parties agree:

          A. that the by-laws (estatutos) of Telmex shall be amended to substantially reflect the content of this Agreement by no later than April 30, 2001 and, for such purposes, a Special Meeting of the holders of "L" Shares, a Special Meeting of the holders of "AA" Shares and a General Meeting of shareholders of Telmex will be called and held.

          B. to terminate the Trust upon establishment of the Second Trust and will thereafter be of no further force and effect.

          C. to execute and deliver any further document or instrument that the trustee of the Trust may require to formalize such termination.

          D. that SBCI will establish, as soon as practicable, the Second Trust attached herein as Attachment D

          E. to terminate the Original Joint Venture, as of the date this Agreement becomes effective and will thereafter be of no further force and effect.

          F. to execute the Management Service Agreements, as attached herein as Attachment B.

7.        Affiliates and Assignment.

          The Parties acknowledge that each may assign its rights and obligations under this Agreement to one or more Affiliated companies in their respective corporate groups. This Agreement shall bind the Parties and their respective successors and assigns. Except as expressly provided herein, no Party shall be entitled to assign its interest in this Agreement without the express written consent of the other Party.

8.        Governing Law.

          Except for the procedural rules set forth in Clause 9 relating to arbitration, this Agreement shall be governed by and construed in accordance with the laws of Mexico; provided, however, that if any term of any obligation is unenforceable but the performance of such term or such obligation does not violate the law, governmental regulations, or public policy of Mexico, then in any arbitration pursuant to Clause 9 the tribunal shall apply in respect of the terms of such obligations and its enforcement and/or compensation for the breach thereof, internationally acceptably contract law principles in such a manner as to give full effect to such obligation and intent of the Parties thereto.

9.        Good Faith; Cooperation.

          The Parties shall promptly do and perform such further acts, matters, or things and execute and deliver all further instruments required by law or which may be reasonably requested by any Party to establish, maintain, and protect the respective rights and remedies of any Party and to carry out and effect to the intent and purposes of this Agreement.

10.       Arbitration.

          Any controversy or claim arising out of or relating to this Agreement or any breach thereof that has not been resolved between the Parties after good faith discussions may be settled by arbitration. The arbitration shall be held in Mexico City, Mexico under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with said rules. The arbitration shall be conducted in Spanish and English. The arbitral award shall be final and binding on the Parties.

11.       Notices.

          All communications hereunder shall be in writing and shall be deemed effectively given on day after being sent by telecopy or courier, confirmed by letter as follows:

          Carso Global Telecom, S.A. de C.V.
          c/o Chief Financial Officer
          Insurgentes Sur No. 3500, Colonia Pena Pobre, 14060
          Mexico, D. F.,
          Telecopy: 525-726-3659
          Attention:

          SBC International, Inc.
          175 E. Houston, Room 10-A-50
          San Antonio, Texas  78205
          Telecopy: 210-351-5166
          Attention:  Chief Executive Officer

12.       Amendments; Entire Agreement; Language.

          This Agreement may not be amended or modified except by a written instrument signed by the Parties. This Agreement supersedes all prior agreements or understandings with respect to the subject matter hereof among or between any of the Parties, including, among others the Original Joint Venture Agreement and the Trust. This Agreement has been prepared in both English and Spanish versions, and each version is equally authoritative.

13.       Representations, Covenants, and Warranties.

          Each Party covenants, represents, and warrants with respect to itself that:

          A. It is of good standing and has full power and authority to enter into and perform this Agreement and any other agreement or instrument to be executed pursuant t o this Agreement and that this Agreement constitutes, and such agreements and instruments will constitute, binding obligations on such Party in accordance with their respective terms and the execution and performance of this Agreement and all related agreements will not contravene or breach any obligations, agreements, governmental ruling, or laws by which such Party is bound.

          B. Such Party is not a party to any litigation or subject to any governmental investigation or proceedings that could in any way affect such Party's ability to enter into or perform the terms and conditions of this Agreement.

          C. The execution, delivery, and performance of this Agreement by such Party shall not, with or without the giving of notice or passage of time, or both, conflict with, result in a breach of, default or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to any provisions of such Party's incorporation documents or any franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, order, judgment, or other restriction to which such Party or any subsidiary or holding company of such Party is a party or by which any of them may be bound or affected which would materially adversely affect its ability to perform its obligations under this Agreement.

14.       Compliance with Applicable Law.

          No Party shall be required to take any action under this Agreement to the extent that such action would violate present or future applicable law, including, without limitation, legal or administrative provisions in the United States of America and provisions in force in Mexico or in the future enacted in Mexico to govern Telmex, its operations, governmental authorizations or the duly authorized Telmex By-laws as in effect from time to time. In the event that any Party in good faith concludes that taking an action required by this Agreement would cause it to violate applicable law, it shall give prompt and detailed notice thereof to the other Parties and shall consult in good faith with other Parties so as to arrive at a means of carrying out to the maximum extent possible the intent of this Agreement without violation.

15.       Severability.

          A holding by any court or other tribunal of competent jurisdiction that any provision of this Agreement is invalid or unenforceable shall not result in invalidation or unenforceability of the entire Agreement and all remaining terms shall remain in full force and effect. Following any such holding, the Parties shall negotiate in good faith new provisions to restore this Agreement as nearly as possible to its original intent and effect.

16.       Relation of Parties.

          Nothing herein shall cause the Parties to be treated as partners, principals and agents. None of the Parties shall have any authority to bind the others to any obligation without its prior written consent.

17.       Further Assurances.

          Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other Party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

18.       Indemnification.

          Each Party hereto shall indemnify and hold harmless each other Party from and against all claims, liabilities, actions, suits, proceedings, assessments, judgments and losses, including interest, penalties reasonable attorneys fees, and reimbursements arising out of or resulting from the breach by such Party of any representation, warranty, covenant, obligation, or agreement of such Party contained in this Agreement or in any other associated agreement.

19.       Condition.

          This Agreement shall be in full force and effect upon the establishment of the Second Trust as contemplated under Article 6.

20.       Termination.

          A. This Agreement is made for a term of five (5) years (the "Term") and shall automatically be renewed for successive two (2) year terms under the same terms and conditions, unless any Party shall seek to terminate it on six months notice before the end of the Term or any successive two (2) year term.

          B. Before the end of its Term, this Agreement may be terminated only upon mutual consent of all the Parties. It shall also be terminated automatically upon occurrence of any of the following:

          (i)  dissolution and liquidation of Telmex; or

         (ii) material breach by one of the Parties, which will allow termination as to that breaching Party or

       (iii) the conversion by any of the Parties of all its Series "AA" Shares into Series "L" Shares.

          C. Upon termination of this Agreement before expiry of its term, all rights and obligations under this Agreement shall conclude and become ineffective except that the rights and obligations of any Party having accrued prior to such termination shall not be affected thereby.

          Executed this 20th day of December 2000, by the undersigned authorized officers of the Parties.

CARSO GLOBAL TELECOM, S.A. de C.V.

By: /s/ Eduardo Valdes Acra
   --------------------------
Name:  Eduardo Valdes Acra
Title: Attorney-in-Fact

SBC International, Inc.

By: /s/ Mark Royse
   -----------------
Name:  Mark Royse
Title: President

                                                                    Attachment A
                                                                    ------------

                       Matters for the Executive Committee

o    Any amendment, change or other modification or restatement of the by-laws.

o The issuance, authorization, cancellation, alteration, modification, reclassification, redemption or any change in, of, or to any equity security of the Company or any of its subsidiaries.

o The transfer or other disposition (other than inventory, obsolete assets or transfers in the ordinary course of business of the Company, or any other subsidiary) of, or placing any encumbrance (other than encumbrances arising by operation of law) on, any asset of the Company or any of its subsidiaries with a value in excess of $300,000,000 (Three Hundred Million Dollars).

o Entry into a new line of business, or the acquisition of any interest in, another person or entity by the Company, or its subsidiaries for or in an amount in excess of $100,000,000 (One Hundred Million Dollars).

o Discussion of annual capital expenditure budget. Quarterly update at Ex-Com with discussion and consideration of deviations or requests for increases of said budget.

o Review and consideration of any transaction regarding debt, loans, or borrowing of the Company or its subsidiaries in excess of $300,000,000 (Three Hundred Million Dollars) or any new revolving credit facility of the Company or any of its subsidiaries permitting aggregate borrowing at any one time outstanding to exceed $300,000,000 (Three Hundred Million Dollars) of new indebtedness.

o Discussion of business plan or annual budget. Ex-Com review of actual results to budget and discussion of deviations or requests for increases of said budget or business plan.

o    Review and consideration of the Director General of the Company.

o A merger, consolidation or other business combination effecting the Company or its subsidiaries.

o Entering into any contracts or transactions, with or for the direct or indirect benefit of an "AA" shareholder or one of its affiliates not within the policy guidelines approved by the Executive Committee.

o    Discussion of Company dividend policy.

o The transfer of trade names, trademarks, and the goodwill associated therewith.

                                                                    Attachment B
                                                                    ------------

                          MANAGEMENT SERVICES AGREEMENT

                                     Between

                   SBC INTERNATIONAL MANAGEMENT SERVICES, INC.

A corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, hereinafter "SBCI-MSI", with Permanent Establishment in Mexico. Establishment in the terms provided in the Income Tax Law with address at Parque Via 190-12th floor, Colonia Cuauhtemoc 06599 Mexico, D.F.

                                       and

                        TELEFONOS DE MEXICO, S.A. DE C.V.

A corporation duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F., hereinafter "TELMEX".


                                  DECLARATIONS

I.       SBCI-MSI declares:

          a) That it is a corporation organized under the laws of the State of Delaware, United States of America.

          b) That it is mainly involved in investment in telecommunications services and their provision worldwide.

          c) That it has the resources needed to fulfill its obligations pursuant to this agreement.

II.      TELMEX declares:

          a) That it is a Company organized under the laws of the Mexican Republic with place of business at Parque Via No. 190, Col. Cuauhtemoc, Delegacion Cuauhtemoc, C.P. 06599 Mexico, D. F.

          b) That its corporate purpose, generally, is to provide all types of services and products connected with telecommunications.

          c) That it is its wish to obtain the services SBCI-MSI can provide with the purpose of improving its operations.

                                     CLAUSES

FIRST. SBCI-MSI hereby agrees to provide TELMEX and its subsidiaries specialized professional counseling and advisory services in all or any one of the following areas (details of these counseling and advisory services shall be determined by mutual agreement):

     1. Evaluation and counseling concerning material management decisions of both TELMEX and its subsidiaries.

     2.   Counseling concerning labor negotiations.

     3. Counseling referring to performance of material daily operations of Telmex and its subsidiaries.

     4. Counseling connected with technical, administrative and financial planning.

     5. Counseling in the subject matter of introduction of systems for management and operational control.

     6. Counseling in the matter of design and planning of investments required for modernization of the technical infrastructure.

     7. Counseling pertaining to policies in the field of rates, business relations and regulatory efforts.

     8.   Counseling as to the establishment of network construction procedures.

     9. Generally, counseling concerning reorganization, modernization and restructuring of TELMEX and its subsidiaries.

Hereinafter, these services shall be called "THE SERVICES". In presentation of THE SERVICES, SBCI-MSI shall only provide information approved for a general export license not requiring written guarantees as the US Department of Commerce provides.

SECOND: Only TELMEX or its Subsidiaries shall use the information and materials transferred by SBCI-MSI. These shall not be assigned, resold, licensed or in any other way transferred to another individual or entity except as provided herein. The information and materials shall be the exclusive property of SBCI-MSI, or as the case may be, of its subsidiaries, affiliates, branch offices or any other entity of the SOUTHWESTERN BELL group, subject to TELMEX's right to use the information and materials in its own operations in Mexico. Telmex acknowledges that SBCI-MSI is subject to United States Export Control laws and therefore agrees that no information or material received from SBCI-MSI or its affiliates shall be exported without SBCI-MSI's written consent.

     1. The information and materials SBCI-MSI provides TELMEX (including but not limited to documents, data, drawings, designs, instructions, specifications and other information) which are classified by SBCI-MSI as confidential and marked or identified as confidential are provided to TELMEX in the understanding that these are confidential. These shall neither be reproduced nor disclosed to third parties in any way whatsoever nor used by TELMEX for any purpose other than the execution of the transactions considered herein. Especially, such documents and data shall not be available to any companies or persons other than TELMEX's employees, agents or subcontractors. TELMEX shall take the steps necessary to ensure that any such companies or persons having access to the documents or data shall keep them confidential.

     2. Taking into consideration the large investment SBCI-MSI has made to develop the information and materials; the market's high competition level, the proprietary nature of the information and the risk of losing SBCI-MSI's proprietary rights because of disclosure of the information to third parties, TELMEX agrees to maintain confidential the information and materials classified by SBCI-MSI as confidential for a five-year period after termination of this agreement or at an earlier date if this information or materials become of public domain through legal means.

     3. Upon termination of this agreement by reason of TELMEX's non-fulfillment, TELMEX shall return to SBCI-MSI all the documents, data and other materials provided by SBCI-MSI or collected by TELMEX from the information and materials thus provided and in TELMEX's possession or under its control. TELMEX shall not be entitled to keep any copy, excerpts or translations thereof.

     4. The parties agree that because TELMEX develops many activities through its subsidiaries, TELMEX is hereby authorized to disclose the information and materials, including confidential information and materials, to its subsidiaries. This clause shall be applied to TELMEX's subsidiaries when these subsidiaries receive the information or materials. TELMEX shall take the necessary steps to ensure than any subsidiary company having access to the information or materials shall comply with its obligations pursuant to this agreement. For the purposes of this agreement, TELMEX's subsidiaries shall be those corporations in Mexico in which TELMEX owns more than 50 per cent of their capital stock or any corporation where TELMEX has voting control in any shareholders' meeting. Concerning companies that cease to be TELMEX's subsidiaries, TELMEX shall take the necessary steps to ensure that companies with access to the documents or data return them to TELMEX and that these companies abide by the confidentiality obligation set forth in this clause.

THIRD: SBCI-MSI shall provide THE SERVICES with its own resources located in Mexico City. The services requiring resources from other sources or SBCI-MSI subsidiaries shall be contracted separately and additionally to this agreement.

FOURTH: Under this agreement, TELMEX agrees to pay SBCI-MSI, a total annual amount of TEN MILLION US$ ($10,000,000,00 US$) plus value added tax for the initial 2-year term of this Agreement. TELMEX shall make this TEN MILLION US$ ($10,000,000.00 US$) payment to SBCI-MSI plus value added tax in a one-time payment on February 28 of each year through a bank transfer or cable transfer sent directly to the corporate bank account, payable in United States Dollars. SBCI-MSI has in Mexico or any other account specified by SBCI-MSI. In the event TELMEX requires services not included in this agreement, SBCI-MCI shall charge an additional amount to be agreed upon by the parties. Six months prior to the second anniversary of this Agreement the Parties will consult and use best efforts to agree on compensation to be paid SBCI-MSI for the remaining term of the Agreement. Six months prior to the expiration of this agreement the Parties will consult and use best efforts to agree on further services and the compensation to be paid SBCI-MSI.

In the event TELMEX makes the payments in pesos, TELMEX shall pay SBCI-MSI a sufficient amount in Mexican pesos to allow SBCI-MSI to purchase the total amount of US dollars specified in the first paragraph of this clause.

FIFTH. SBCI-MSI shall be solely responsible for all the salaries, benefits, taxes and expenses of its employees. TELMEX agrees that at the request of SBCI-MSI, TELMEX shall provide adequate information and cooperation to SBCI-MSI so that SBCI-MSI can fulfill its obligations pursuant to this agreement.

SIXTH: This agreement shall be in effect during the period starting on January 1st, 2001 and ending on December 31st, 2005.

This Agreement may be terminated by either Party by giving four (4) months written notice if SBC International Inc. or any of its Affiliates (as Affiliates is defined in the New Joint Venture Agreement) ceases to hold shares, whether directly or indirectly in TELMEX.

SEVENTH. Nothing herein shall be construed to be a license on any patent, trademark, trade name, operating practices or any other copyright property of SBCI-MSI or any holding company, controlled by or under common control with SSCI-MSI. TELMEX's use of any patent, copyright, trademark, trade name, operating practice or any other copyright property of SBCI-MSI or any holding company, controlled by or under common control with SBCI-MSI shall be covered by a separate license agreement. Any remuneration provided for this separate license agreement shall be in addition to the remuneration provided in this agreement.

EIGHTH: The parties shall not be liable for loss or damages resulting from any delay in fulfillment or non-fulfillment of any of their obligations herein when this delay is due to force majeur. They shall not be liable if the delay is on account of compliance with laws, regulations, orders or instructions from any governmental, federal, state or municipal authority of the United States of America or Mexico, or if it is by reason of amendment to any one of these laws, regulations, orders or instructions that might affect the obligations of the parties under this agreement.

NINTH: The parties agree to hold each other harmless from any claim or liability they might be liable to as a result of acts performed or omitted by the other party.

TENTH: For interpretation and fulfillment of this agreement, the parties expressly agree to submit to the laws of the territory and courts of Mexico City, D.F., waiving the application of any other law or jurisdiction of any court that might have jurisdiction over them by reason of their current or future address.

This agreement is drawn in two counterparts and undersigned in Mexico City, Federal District on January 2nd, 2001.

SBC INTERNATIONAL                              TELEFONOS DE MEXICO, S.A. DE CV.
MANAGEMENT SERVICES INC.


-------------------------------------          --------------------------------
By:  Mark Royse                                By:  Ing. Jaime Chico Pardo
      President SBCI-- Mexico                        Director General

                                                                    Attachment C
                                                                    ------------


CONTRATO DE PRESTACION DE SERVICIOS DE OPERATION Y ADMINISTRACION QUE CELEBRAN POR UNA PARTE CARSO GLOBAL TELECOM, S.A. DE C.V., EN LO SUCESIVO "LA PRESTADORA" REPRESENTADA POR EL SENOR LICENCIADO ALEJANDRO ESCOTO CANO, Y POR LA OTRA PARTE TELEFONOS DE MEXICO, S.A. DE C.V., EN LO SUCESIVO "TELMEX", REPRESENTADA POR EL SR. INGENIERO JAIME CHICO PARDO, DE ACUERDO CON LAS SIGUIENTES DECLARACIONES Y CLAUSULAS.

                                 DECLARACIONES

1. "LA PRESTADORA" declara:

(a).- Ser una sociedad mercantil constituida conforme a las leyes de la Republica Mexicana y tener como domicilio el ubicado en Insurgentes Sur 3500, Local 13 P.B., Col. Pena Pobre, Delegacion Tlalpan, Mexico, D.F.

(b).- Tener como objeto social, entre otras actividades, promover, organizar y administrar toda clase de sociedades tanto mercantiles como civiles; proporcionar servicios administrativos, de organizacion, fiscales, legales, y de asesoria a empresas.

(c).- Que cuenta con los elementos necesarios para la debida prestacion de los servicios objeto del presente contrato.

2. "TELMEX" declara:

(a).- Ser una sociedad mercantil, constituida conforme a las leyes de la Republica Mexicana y tener como domicilio el ubicado en Parque Via No. 190: Col. Cuauhtemoc, Delegacion Cuauhtemoc, C.P. 06599, Mexico, D.F.

(b).- Tener como objeto social, de un modo general, construir, instalar, mantener, operar y explotar una red publica telefonica y de telecomunicaciones para prestar el servicio publico de conduccion de senales de voz, sonidos, datos, textos e imagenes, a nivel local y de larga distancia nacional e internacional y el servicio publico de telefonia basica; prestar y recibir toda clase de servicios de asesoria y asistencia tecnica, cientifica y administrativa y celebrar cualquier acto o contrato que se relacione con los objetos sociales y que sea licito para una sociedad anonima.

(c).- Que desea obtener los servicios que le proporcionara "LA PRESTADORA" con el objeto de llevar a cabo sus operaciones en la mejor forma posible.

                                    CLAUSULAS

PRIMERA.- Por medio del presente contrato "LA PRESTADORA" se compromete a proporcionar a "TELMEX" los servicios de consultoria y asesoria en materia de administracion y operacion que a continuacion se especifican:

1. Evaluacion de todas y cada una de las direcciones, puestos y personas, tanto de "TELMEX" como de todas sus filiales.

2. Revision, en su caso, reestructuracion de los contratos colectivos de trabajo.

3. Ejecucion de la operacion diaria.

4. Planeacion Tecnica, Administrativa y Financiera.

5. Implantacion de sistemas y controles administrativos y operacionales.

6. Planeacion y negociacion de las inversiones, optimizando el rendimiento obtenido de los recursos de la empresa:

   (a) Optimizacion del diseno de red externa.

   (b) Revision y optimizacion de inversiones en equipo y red exterior.

7. Elaboracion de los programas de transformacion de "TELMEX" para eficientar la operacion, modernizarla y hacer crecer agresivamente la planta telefonica de "TELMEX", de todas suertes que se mejore la calidad de los servicios a niveles internacionales.

8. Reestructuracion de las politicas en materia tarifaria, comercial, tecnica y de servicios.

9.  Elaboracion de planes de reubicacion del personal.

10. Creacion y manejo del Instituto Nacional Tecnologico de Telmex, A.C.

11. Realizacion de planes de las inversiones inmobiliarias que reduzcan sustancialmente su numero e importes.

12. Establecimiento de las normatividades para las construcciones.

13. Evaluacion de las alternativas que se den dentro de la realizacion de los estudios tecnico-economicos que se efectuen en la empresa en las diferentes direcciones de operacion.

En general, la regeneracion, reorganizacion y reestructuracion de "TELMEX" y filiales con la planeacion, ejecucion y supervision de todas areas de la empresa.

Estos servicios en lo sucesivo quedaran designados como "LOS SERVICIOS".

SEGUNDA.- "TELMEX", no delega a "LA PRESTADORA", en forma alguna facultades que involucren la toma de decisiones sobre la direccion de la empresa, quedando a la entera discrecion y bajo la exclusiva responsabilidad del Consejo de Administracion, de la Direccion General y del Comite Ejecutivo de "TELMEX" tomar las decisiones sobre la direccion de la empresa, sin injerencia alguna por parte de "LA PRESTADORA".

TERCERA.- "LA PRESTADORA" proporcionara "LOS SERVICIOS" con los elementos propios con que cuenta o a traves de los que pueda contratar con terceras personas y que, en este "ultimo caso, sera bajo su estricta responsabilidad.

CUARTA.- "TELMEX" se obliga a pagar a "LA PRESTADORA" por la prestacion de "LOS SERVICIOS" un monto total equivalente en pesos mexicanos a $20,000,000.00 U.S. Dolares (VEINTE MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA 00/100), mas el Impuesto al Valor Agregado (I.V.A.).

Esta contraprestacion sera pagada por "TELMEX" a "LA PRESTADORA" en una sola exhibicion a mas tardar el dia 28 de febrero de 2001.

Para determinar el monto en pesos mexicanos de este pago, se utilizara el tipo de cambio libre de venta de dolares de los Estados Unidos de America aplicable para calcular el equivalente en moneda nacional del principal o intereses de los Bonos de la Tesoreria de la Federacion "TESOBONOS" que sean pagaderos en la misma fecha en que "TELMEX" realice a "LA PRESTADORA" el pago convenido.

En el caso de que "TELMEX" requiera de servicios no comprendidos en el presente contrato, "LA PRESTADORA" cobrara adicionalmente la cantidad que ambas partes convengan.

Los comprobantes que expida "LA PRESTADORA" con motivo de cualesquiera de los pagos que le efectue "TELMEX" en los terminos de este contrato, deberan reunir los requisitos fiscales que exijan las disposiciones legales y administrativas aplicables, incluyendo el traslado expreso y por separado del Impuesto al Valor Agregado (I.V.A.).

QUINTA.- "LA PRESTADORA" se propone cumplir de buena fe y de la mejor manera posible las obligaciones que contrae y prestara "LOS SERVICIOS" con elementos propios o ajenos, asumiendo incondicionalmente y bajo su estricta responsabilidad cualesquiera responsabilidades respecto de las personas que destine para la prestacion de "LOS SERVICIOS", por lo que sera la unica responsible de los contratos de trabajo o de cualesquiera otra indole que celebre con dicho personal; segun el caso, del pago de honorarios y demas prestaciones laborales, asi como de las cuotas al Instituto Mexicano del Seguro Social, Infonavit y de los Impuestos Sobre la Renta y otros que se causen; de los conflictos que puedan surgir con el personal mencionado y de cualesquiera reclamacion por accidente de trabajo o enfermedades profesionales de dicho personal.

"TELMEX" conviene en que, a solicitud de "LA PRESTADORA" otorgara mandatos suficientes a consejeros, asesores y miembros de comites de esta ultima para que, en los casos que sean necesarios, dichos mandatarios puedan en nombre y representacion de "TELMEX" realizar la prestacion de "LOS SERVICIOS"; pero en el entendido que no habra relaciones de trabajo entre los susodichos mandatarios y "TELMEX", sino que se aplicara lo convenido en el parrafo anterior de esta clausula, respecto de las relaciones entre "LA PRESTADORA" y sus consejeros, asesores y miembros de comites.

SEXTA.- La vigencia del presente contrato inicia el primero de enero de dos mil uno y concluye precisamente el treinta y uno de diciembre de dos min uno.

SEPTIMA.- Para todas las cuestiones relacionadas con la validez, interpretacion y cumplimiento de este contrato, regiran las leyes vigentes en el Distrito Federal y las Leyes Federales que fueren aplicables y para la resolucion de cualquier juicio que pudiera surgir en relacion con el mismo, las partes se someten expresamente a los tribunales competentes en la Ciudad de Mexico, Distrito Federal, renunciando expresamente a cualquier otra jurisdiccion que pudiere corresponder por razon de nacionalidad, domicilio o residencia.

Este contrato se formula en dos ejemplares y se firma en la Ciudad de Mexico, Distrito Federal, con fecha 01 de enero de 2001.



            "LA PRESTADORA"                                 "TELMEX"
  CARSO GLOBAL TELECOM, S.A. DE C.V.           TELEFONOS DE MEXICO, S.A. DE C.V.



      /s/ ALEJANDRO ESCOTO CANO                     /s/ JAIME CHICO PARDO
      --------------------------                  ----------------------------
      LIC. ALEJANDRO ESCOTO CANO                     ING. JAIME CHICO PARDO
               APODERADO                          DIRECTOR GENERAL Y APODERADO



                TESTIGO

      /s/ LAURA MONTES BRACCHINI
      ---------------------------
      LIC. LAURA MONTES BRACCHINI

                                              Attachment C (English Translation)
                                              ----------------------------------

AGREEMENT FOR USE OF SERVICES OF OPERATION AND MANAGEMENT CELEBRATED ON ONE SIDE BY CARSO GLOBAL TELECOM, S.A. DE C.V., HEREINAFTER "THE LENDER", REPRESENTED
BY MR. ALEJANDRO ESCOTO CANO, ATTORNEY, AND ON THE OTHER SIDE BY TELEFONOS DE MEXICO, S.A. DE C.V., HEREINAFTER "TELMEX", REPRESENTED BY MR. JAIME CHICO PARDO, ENGINEER, IN AGREEMENT WITH THE FOLLOWING DECLARATIONS AND CLAUSES.


                                  DECLARATIONS

1. The Lender declares:

a) That it is a corporation organized under and in compliance with the laws of the Republic of Mexico with its place of business at Insurgentes Sur 3500, Local 13 P.B., Col. Pena Pobre, Delegacion Tlalpan, Mexico, D.F.

b) That its corporate social objective, among other activities, is to promote, organize and administrate all types of corporations, commercial and private; and to provide administrative services (organizational, fiscal, legal, and business consulting).

c) That the corporation has all of the resources necessary to properly lend services under this contract.

2. Telmex declares:

a) That it is a corporation organized under and in compliance with the laws of the Republic of Mexico with its place of business at Parque Via No. 190, Col. Cuauhtemoc, Delegacion Cuauhtemoc, C.P. 06599, Mexico, D.F.

b) That its corporate purpose, in general, is to build, install, maintain, operate and exploit the public telecommunications network in order to provide public service transmittal of voice, sounds, data, text and images; to provide local and long distances service at a national and international level as well as to provide basic public telephone services; to provide consulting and technical assistance, both scientific and administrative; and to perform any other action or enter into any other contract that is related to its corporate purpose and that is legal for a joint stock company to perform.

c) That it desires to obtain the services that the Lender will provide with the objective of running its operations in the best possible way.

                                     CLAUSES

FIRST. By means of the present contract the Lender agrees to provide to Telmex the consulting services and assistance with respect to administration and operation specified below:

1. Evaluation of all and each of the addresses, places and personnel in regard to Telmex and all of its subsidiaries.

2. Revision and, where applicable, a restructuring of all collective employment contracts.

3.   Performance of day to day operations.

4.   Technical, administrative and financial planning.

5.   Implementation of systems, administrative and operational controls.

6. Planning and negotiating investments, optimizing the profits obtained using the company's resources.

        (a)  Optimizing the external network.
        (b) Revision and optimization of investments in equipment and the external network.

7. Preparing transformation programs of Telmex in order to increase its efficiency and modernize its operations, and to aggressively grow the telephone factory of Telmex, in all such cases, to improve the quality of services at the international level.

8. Restructuring of all policies concerning taxes, commerce, technology and services.

9.   Preparing the plans for personnel relocations.

10.  Creation and management of Instituto Nacional Technologico de Telmex, A.C.

11. Carry out plans for real estate investments that will substantially reduce the number and value of such.

12.  Establish procedures and norms for construction.

13. Evaluate the alternatives that will arise as a result of economic and technical studies that will be carried out in the business of the different aspects and places of operation.

In general, the regeneration, reorganization and restructuring of Telmex and its subsidiaries with regards to the planning, execution and supervision of all business areas.

The above will hereinafter be referred to as "THE SERVICES".

SECOND. Telmex will not delegate to the Lender, in any form, corporate powers that will involve the making of decisions regarding the direction of the company. This will be under the absolute discretion and exclusive responsibility of the Administrative Council, the General Directorate and the Board of Directors of Telmex without any interference by the Lender.

THIRD. the Lender will provide the Services with it's own resources or those that it is able to outsource and contract with third parties, in which case, under it's own strict responsibility.

FOURTH. Telmex shall pay the Lender for the rendering of the Services a total amount in Mexican pesos equal to $20,000,000.00 U.S. dollars. (TWENTY
MILLION UNITED STATES OF AMERICAN DOLLARS), in addition to value added tax (I.V.A).

These amounts will be paid in full by Telmex to the Lender no later than February 28, 2001.

To determine the amount in Mexican pesos for this payment, the type of exchange rate that will be used for the purchase of American dollars will be that which is the equivalent in national currency to the principal or interest of the Treasury Bonds of the Federation "TESOBONOS" that will be paid on that same date in which Telmex carries out said payment to the Lender.

In the event that Telmex requires services not mentioned or covered under this contract, the Lender will charge an additional amount set by both parties.

The vouchers issued by the Lender with respect to any of the payments that are made by Telmex under the terms of this contract shall encompass the fiscal requirements that are required under the applicable legal and administrative arrangements, including the express transfer and the separate value added tax (I.V.A).

FIFTH. The Lender intends to proceed in good faith and in the best possible way to render the Services with its own resources or hire external resources to perform the Services, assuming unconditionally and under its own responsibility whatsoever (i) the responsibilities which may arise with respect to the persons it elects to perform the Services, for which it will be solely responsible for employment contracts and any conditions that such personnel will be subject to, including the payment of salaries and all labor fees and rents, including payments to the Instituto Mexicano del Seguro Social, Infonavit and Impuestos Sobre la Renta; (ii) all conflicts arising with respect to the above mentioned personnel; and (iii) whatever claim that may arise under work related accidents or sickness in connection with said personnel.

SIXTH. This agreement shall be in effect during the period beginning January 1, 2001 and will end exactly on December 31, 2001.

SEVENTH. For all questions arising in relation to the validity, interpretation, and fulfillment of this agreement, the parties expressly agree to submit to the laws of the territory and courts of Mexico City, D.F., waiving the application of any other law or jurisdiction of any court that might have jurisdiction over them by reason of their current or future address.

This agreement is drawn in two counterparts and signed in Mexico City, Federal District on January 1st, 2001.



             THE LENDER                                    TELMEX
  CARSO GLOBAL TELECOM, S.A. DE C.V.           TELEFONOS DE MEXICO, S.A. DE C.V.



      /s/ ALEJANDRO ESCOTO CANO                     /s/ JAIME CHICO PARDO
      --------------------------                  ----------------------------
      LIC. ALEJANDRO ESCOTO CANO                     ING. JAIME CHICO PARDO
               APODERADO                          DIRECTOR GENERAL Y APODERADO



                WITNESS

      /s/ LAURA MONTES BRACCHINI
      ---------------------------
      LIC. LAURA MONTES BRACCHINI